

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via e-mail
Tso Yin Yee
Chief Operating Officer
Life Nutrition Products, Inc.
113 Argyle Street, Mongkok
Kowloon, Hong Kong SAR

> Re: Life Nutrition Products, Inc.
>   Form 8-K/A
>   Filed June 14, 2013
>   File No. 001-34274

Dear Tso Yin Yee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed June 14, 2013

General

1. Please make conforming changes throughout your documents where necessary. For instance, we note you have revised your accounting policy for revenue recognition to remove the "when cash is received" statement in the notes to your financial statements. However, we note you have not removed this statement from your critical accounting policy disclosure for revenue recognition in your Form 8-K/A. Please ensure your disclosures are consistent throughout all your documents.

Business, page 4

Corporate History and Background, page 4

2. Please elaborate upon your statement in the third paragraph on page five that "[i]t is standard and customary practice … to have a corporate structure which includes an offshore company … [which] may also provide certain tax advantages." Please clarify the purpose of this structure, and detail the possible tax advantages.

3. Please briefly describe the terms and timing of the 2012 reorganization in which ADGS was acquired by Almonds Kisses BVI. Please see comment six of our letter dated May 9, 2013.

4. You state in the third paragraph of page five that ADGS Tax "holds one of the intangible assets of the company," and Dynamic Golden Limited "is … a Hong Kong incorporated company holds a property located in Hong Kong." Please clarify the nature of the assets or properties that ADGS Tax and Dynamic Golden Limited own.

Customers, page 8

5. You state here that customer lists and client bases were purchased in 2011 and 2012 by ADGS. You also refer to new acquisitions of client bases in the six months ended February 2013 and 2012 on page 22. However, in your supplemental response to comment 32 of our letter dated May 9, 2013, you state that you entered into the agreements to acquire customer lists and client bases more than two years ago. Please reconcile this apparent discrepancy, and file any acquisition agreements you entered into within the last two years as exhibits.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

6. Please include a discussion of the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your high leverage and highly variable interest expense as well as your continuing integration of client bases. Please see comment 14 of our letter dated May 9, 2013. Please also include a discussion of your material capital expenditure commitments, the purpose of these expenditures, and the anticipated source of funds. Please see comment 18 of our letter dated May 9, 2013.

7. Please revise your disclosure throughout this section to state the date in February upon which your quarter ended.

8. Please clarify, if true, that the increase in interest expense for bank loans is due to the increase in bank loans of $2.6 million made to the company in 2012.

Liquidity and Capital Resources, page 20

9. Please describe the terms upon which shareholders are expected to repay the company to settle the bank loans described in this section. If there is no binding obligation on the part of the shareholders to repay the company, as implied by your disclosure in the notes to the financial statements, please disclose this. Please also provide greater disclosure on the manner in which the bank loan arrangement "shall be revised in the coming quarters."

10. Please expand the disclosure regarding your revolving loan to include its unused borrowing capacity, as well as the term of the loan. Please see comment 17 of our letter dated May 9, 2013.

11. Please ensure that you discuss your liquidity on a long-term and short-term basis as of the most recent balance sheet date. In this regard, we note disclosure about the sufficiency of your available cash as of November 30, 2012 on page 25. In addition, your discussion should address the fact that you have going concern opinion. If, as indicated on page 25, you believe your existing sources of cash will be sufficient to meet your cash and liquidity requirements until 2015, please explain the basis for your belief. Please also discuss how long you believe you can continue your operations with the cash that you have on hand.

For the Three Months Ended February2013and 2012 and For the Six Months Ended February 2013 and 2012 and(unaudited), page 21

Liquidity and Capital Resources, page 23

12. Your textual discussion of cash provided by operating activities is confusing. Please clearly identify which items contributed to the increase in cash provided by operating activities, and which items offset the increase. In this regard, we note your statement in the third paragraph on page 23 suggesting that the increase in account[s] receivable contributed to the increase in cash flows from operations, which seems to be in error. Finally, please briefly discuss the reasons for material changes in accounts receivable and other items impacting cash flows from operations.

Certain Relationships and Related Transactions, and Director Independence, page 29

13. Please include a thorough discussion of the $2.3 million loan or distribution you made to your shareholders, and the terms of the arrangements you have with such shareholders for their repayment of these amounts to you to settle your bank loans, as described on page 20.

Item 5.01 Changes in Control of Registrant, page 35

14. Please identify the person(s) from whom control was assumed. Please see Item 5.01(a)(6) of Form 8-K, as well as Rule 12b-2 of the Exchange Act, which defines the meaning of the term "control."

Item 9.01 Financial Statements and Exhibits

15. We note your response to comment 32 of our letter dated May 9, 2013. Item 601(b)(10) of Regulation S-K requires that material contracts be filed as exhibits, regardless of the disclosure provided. Please file the loan agreements and client base and customer list acquisition agreements, as well as the acquisition agreement regarding Vantage, as these all appear to be material contracts.

Almonds Kisses Limited

Consolidated Financial Statements

Audit Opinion

16. We note you have provided an audit opinion for the predecessor period September 1, 2010 through February 28, 2011. However, the opinion indicates the audit was performed on the financial statements of Almonds Kisses, which did not exist during the period. It appears you should obtain an audit opinion of the predecessor – "ADGS Tax".

Consolidated Statements of Cash Flows, page 7

17. We note you reflect a use of cash under financing activities for "Due to stockholders" in 2012 in the amount of approximately $2.3 million. We further note you do not reflect any receipts of cash from stockholders in your statement of cash flows. Please explain why the receivable amount for "Due from stockholders" on your balance sheet is only $241,036.

18. We also note similar uses of cash for "Due to Stockholders" for your predecessor, ADGS Tax in the predecessor period. Please explain why the amount loaned to stockholders of your subsidiary is not reflected in your balance sheet as a loan receivable.

19. Similarly, we note your subsidiary, ADGS Tax, received proceeds from bank loans. We note only modest repayments of bank loans reflected in your statement of cash flows for any period presented. Please explain why the ADGS bank loans are not reflected on your balance sheet.

Note 8 – Due to Shareholders, page 15

20. We note your response to our prior comment number 41 and the footnote disclosure you've added to your financial statements. You state that the amount due to your shareholders relates to capital they injected, so that the company could obtain customer lists. Please explain why the liability for Due to Shareholders is substantially in excess of the intangible assets reflected on your balance sheet relating to customer lists. Please also explain why the financing provided by the shareholders isn't reflected in your statement of cash flows.

21. Your footnote indicates the company had a liability to the shareholders for capital they injected to acquire customer lists. However, your footnote 4 indicates that the amounts distributed to the shareholders from bank loans will be repaid and the shareholders will obtain their own personal financing. Please reconcile these two disclosures. It's unclear why the shareholders will be repaying the company, if the purpose of the company's bank loans was to reimburse the shareholders for the capital provided to obtain customer lists.

You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3768 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David M. Kaye, Esq. (*via e-mail*)
        Kaye Cooper Kay & Rosenberg, LLP